

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

Via E-Mail
Daniel Wickey
Chief Financial Officer
CreXus Investment Corp.
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

> **Re:** **CreXus Investment Corp.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on February 25, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **Filed on May 9, 2011**
> **File No. 001-34451**

Dear Mr. Wickey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Accounting Branch Chief